April 6, 2016

VIA EDGAR TRANSMISSION

Mr. Terence O’Brien
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Toll Brothers, Inc.
Form 10-K for fiscal year October 31, 2015
Filed December 21, 2015
File No. 1-9186
Dear Mr. O’Brien:
We have reviewed your letter dated March 17, 2016 regarding the Toll Brothers, Inc. (the “Company”) Annual Report on Form 10-K for the fiscal year ended October 31, 2015 (the “Form 10-K”). To facilitate your review, we have organized our response to include each comment to which we are responding herein prior to the response to that comment. This document is being submitted via EDGAR.
We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures contained in its filings; that Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert the Commission’s staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for the year ended October 31, 2015
Management’s Discussion and Analysis, page 22
Fiscal 2015 Compared to Fiscal 2014, page 39
Homebuilding - North and Mid-Atlantic, page 39

1.
The table on page 26 indicates that most of the inventory impairment charges in fiscal 2015 related to land owned for future communities and operating communities. We also note from page F-48 that most of the aggregate charge of $35.7 million was attributed to the North and Mid-Atlantic segments. Please expand your segment discussion and analysis to adequately describe the relevant facts and circumstances surrounding each material component of the charge, including changes in your underlying assumptions. Refer to Sections 501.04 and 501.12.b.4 of the FRC.

Response:
Over 90% of the $35.7 million of inventory impairment charges in fiscal 2015 related to four operating communities located in our North and Mid-Atlantic segments and two parcels of land owned for future communities in our Mid-Atlantic segment. As disclosed in Note 1, “Significant

Accounting Policies - Inventory” in our Form 10-K (page F-9), we review operating communities for impairment when their profitability deteriorates, the sales pace declines significantly, or some other factor indicates a possible impairment in the recoverability of the asset. During fiscal 2015, primarily due to a lack of improvement and/or a decrease in customer demand as a result of weaker than expected market conditions in certain housing markets in the suburbs of New York City and Philadelphia, we determined that the pricing assumptions used in our prior impairment reviews for four operating communities located in these markets needed to be reduced. As a result of these reductions in expected sales prices, we determined that these communities were impaired. Accordingly, the carrying values of these communities were written down to their estimated fair values resulting in charges to income before taxes of $13.9 million and $6.8 million in our North and Mid-Atlantic segments, respectively.
With respect to land owned for future communities, which is also discussed in Note 1 in our Form 10-K (page F-9), we evaluate all land held for future communities to determine whether we expect to proceed with the development of the land as originally contemplated. During fiscal 2015, due to the weakness in certain housing markets in Maryland and West Virginia, we decided to sell land at two future communities rather than develop them as previously intended. The carrying values of these communities were written down to their estimated fair values resulting in charges to income before taxes of $11.9 million in our Mid-Atlantic segment.
In future filings, we will discuss the relevant facts and circumstances in our segment discussion and analysis regarding significant impairment charges, including changes to underlying assumptions, consistent with the information provided above.
Note 7. Accrued Expenses, page F-29

2.
We note your disclosures regarding the stucco-related claims. With reference to the $54 million and $80.3 million estimate of your potential liability for known and unknown claims as of the end of fiscal years 2014 and 2015, respectively, please address the following comments:

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Clarify whether or not your estimated charges are net of expected recoveries from your outside insurance carriers. In this regard, indicate whether you have recorded receivables for these expected recoveries and, if so, your basis for this recognition;

Response:
The charges we recorded reflect our expected liability, net of expected recoveries and/or direct payments from our insurance carriers. We did not record a receivable from our insurance carriers for these expected recoveries. We will clarify this disclosure in future filings.

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Support your use of previously recognized warranty and self-insurance accruals to cover your potential liabilities for these claims. In this regard, it appears that as of the end of fiscal year 2014, your $54 million of potential claims represented 62.3% of your accrual for expected warranty cost accrual at the end of fiscal 2014 and 93.1% of your accrual at the end of fiscal year 2015. Tell us how your accrual for expected warranty costs are sufficient for all your expected warranty costs at the end of each fiscal year; and

Response:
As disclosed in Note 1, “Significant Accounting Policies - Warranty and Self-Insurance” in our Form 10-K (page F-12), we accrue for expected warranty costs at the time each home is closed and title and possession are transferred to the home buyer. Warranty costs are accrued based upon historical experience. Based on our evaluation of expected future warranty costs (excluding stucco- related repairs discussed below), we had accruals of $48.9 million and $53.8 million at October 31,

2015 and 2014, respectively. These amounts are consistent with amounts accrued in prior years without stucco-related claims.
As disclosed in Note 7, “Accrued Expenses” in our Form 10-K (pages F-29 and F-30), after conducting a review of homes in certain completed communities in Pennsylvania and Delaware built during fiscal 2003 through fiscal 2009, we determined that we needed to establish a liability at October 31, 2014 for future stucco-related claims for homes built in these communities. As of October 31, 2014, we estimated that our expected gross exposure for stucco-related claims in these communities was approximately $54.0 million, of which approximately $32.5 million would be incurred by us and approximately $21.4 million would be covered by insurance policies in place at the time the homes were delivered to the home buyers. At October 31, 2014, we recorded a liability of $32.5 million to cover our expected uninsured future costs for stucco-related claims in these communities. This liability included the $7.6 million excess reserve for self-insurance discussed below.
As disclosed in Note 7, “Accrued Expenses” in our Form 10-K (pages F-29 and F-30), in the fourth quarter of fiscal 2015, during our review of the potential liability for stucco-related claims, we determined that the average cost of repairs increased based upon the actual costs of remediation of homes completed in the second half of fiscal 2015, and that stucco-related repairs would be needed in certain homes built in communities in Pennsylvania during fiscal 2010 through fiscal 2013. We also re-evaluated the amount we expected to be covered by our insurance policies with respect to stucco-related claims.
As of October 31, 2015, we estimated that our expected gross exposure for stucco-related claims was approximately $80.3 million, of which approximately $47.7 million would be incurred by us and approximately $32.6 million would be covered by insurance policies in place at the time the homes were delivered to the home buyers. In the fourth quarter of fiscal 2015, we recorded an additional charge for stucco-related repairs of approximately $14.7 million for the increase in our estimate of uninsured future costs for stucco-related claims. At October 31, 2015, our accrual for stucco-related repairs was approximately $44.2 million, consisting of the $32.5 million recorded in fiscal 2014, plus the additional $14.7 million for fiscal 2015, plus approximately $0.5 million of existing warranty accruals, less approximately $3.5 million expended during fiscal 2015 on remediation of claims.
During each fiscal year, we accrue for estimated construction defect claims based on claims experience. This review is performed with the assistance of our independent outside actuaries (“IOA”). At October 31, 2014, based on our review, as supplemented by our IOA, it was determined that we had $7.6 million in excess reserves for self-insurance. This excess was applied to the accrual for the expected costs of stucco repairs at October 31, 2014.

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You indicate that you do not believe that any resolution of your stucco-related and construction claims in excess of the amounts currently accrued would be material to your financial condition. Please tell us supplementally and expand your disclosure to assess materiality as it relates to your results of operations and liquidity.

Response:
Based on our extensive review of the stucco-related claims previously made, the claims we expect to be made in the future, our estimate of costs to be incurred to complete the remediation of the claims, and the limited geographic area and time frame of the homes built with expected stucco-related claims, we believe that the amounts we have previously recognized in our financial statements are sufficient and we do not believe that we will incur any significant costs in excess of these amounts. If our estimates of potential stucco-related claims are insufficient to cover these costs, we do not believe that any shortfall will be material based on our 2015 results of operations, the size and strength of our balance sheet, and our liquidity.
At October 31, 2015, factors we considered in determining materiality included the $919.0 million of cash and cash equivalents on our balance sheet, over $565.0 million of available borrowing capacity on our revolving credit facility, $9.2 billion of total assets, $5.0 billion of total liabilities, $4.2 billion of total equity, and fiscal 2015 income before income taxes of $535.6 million.
In future filings, we will disclose that we believe that any resolution in excess of amounts accrued for stucco-related claims is not expected to have a material adverse effect on our results of operations, liquidity, or on our financial condition.
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We appreciate your review and comments. Please do not hesitate to call me at (215) 938-8045 with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.
Yours truly,
/s/ Joseph R. Sicree
Joseph R. Sicree
Senior Vice President and
Chief Accounting Officer

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